CONSUMER PORTFOLIO SERVICES, INC.
19500 Jamboree Road Irvine, CA 92612 Telephone (949-7536800 Facsimile (949)753-6897

November 27, 2009

Via Federal Express and via EDGAR

United States Securities and Exchange Commission
Mail Stop 3628
100 F Street N.E.
Washington, D.C. 20549-7010
Attention:  David L. Orlic, Esq.

Re:           Consumer Portfolio Services, Inc.
Tender Offer Statement on Schedule TO

Filed November 12, 2009

File No. 005-43172

Dear Mr. Orlic:

By letter dated November 19, 2009, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided our company, Consumer Portfolio Services, Inc. (the “Company”), with comments on the Company’s Tender Offer Statement on Schedule TO filed with the SEC on November 12, 2009 (the “Schedule TO”). This letter contains the Company’s responses to the Staff’s comments.  The numbered responses and the headings set forth below correspond to the numbered comments and headings in the November 12, 2009 letter from the Staff.

Concurrently with the delivery of this letter, the Company is filing via EDGAR Amendment No. 1, including exhibits, to the Schedule TO, which reflects the changes made in response to the Staff’s comments.  A copy of the amended Schedule TO and exhibits, marked to show changes, is being sent by Federal Express for your convenience.

References in this letter to the “Exchange Offer Statement” mean the amended Exchange Offer Statement contained in Amendment No. 1 to the Schedule TO.  Unless otherwise indicated, all page references in this letter refer to such Exchange Offer Statement.  Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to them in the Exchange Offer Statement.

General

Your offer is currently set to expire at 5:00 p.m. Pacific Time on December 10, 2009. Accordingly, the offer is open for less than 20 full business days due to 8:00 p.m. Eastern Time expiration instead of an expiration time of midnight Eastern Time on the twentieth business day following commencement.  See Question and Answer Eight in Release No. 34-16623 (March 5, 1980).  Please revise throughout your document as necessary, so the offer will be open at least through midnight Eastern Time on the twentieth business day.  See Rule 13e-4(a)(3).

Company’s Response

We have revised the Exchange Offer Statement to provide that the exchange offer will expire at 9:00 p.m., Pacific Time, on Thursday, December 10, 2009, so that the offer will remain open for at least 20 business days as required.

Risk Factors, page 7

Please revise the second paragraph under this heading to omit the references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Those provisions are inapplicable by their terms to statements made in connection with a tender offer.

Company’s Response

We have deleted these references from the second paragraph on page 6 of the Exchange Offer Statement.

Withdrawal Rights, page 23

Disclose the date certain after which securities may be withdrawn pursuant to Rule 13e-4(f)(2)(ii).  See Item 1004(a)(1)(vi) of Regulation M-A.

Company’s Response

We have added this disclosure on page 20 of the Exchange Offer Statement.

Conditions of This Exchange Offer, page 24

While you may condition your acceptance of securities on the occurrence or non-occurrence of certain events, you must specify those events in your offering document.  Please revise to include this information.

You state that you may withdraw or terminate the offer if your board of directors determines in its sole discretion to withdraw or terminate the offer.  It is unclear from this disclosure whether you are stating that your board of directors may determine in sole discretion whether certain offer conditions have occurred or are satisfied.  In your revisions in response to the immediately preceding comment, please revise to include an objective standard for the determination of whether each condition has been satisfied.

Company’s Response

We have revised the Exchange Offer Statement to clarify that there are no conditions to the completion of the exchange offer.  See page 20, for example.

We also have deleted the previous references to the possible withdrawal or termination of the Exchange Offer at our Board’s election.  See also page 20.

Financial Statements, page 27

The offer to exchange does not qualify to rely on Instruction 2 to Item 10 of Schedule TO to exclude nearly all financial information from the disclosure.  In view of the fact that financial information required Item 10 has been incorporated by reference, please revise to provide a summary of that information, as described in Item 1010(c) of Regulation M-A.  This revised disclosure must be disseminated to security holders.  See Instruction 6 to Item 10 of Schedule TO and Interpretation I.H.7 in July 2001 Interim Supplement to Publicly Available Telephone Interpretations, which may be viewed at the following link: http://www.sec.gov/interps/telephone/phonesupplement3.htm.

Given that financial information is now available for the fiscal quarter ended September 30, 2009, please update your financial information and summary financial information accordingly.

Company’s Response

We have revised the Exchange Offer Statement to add on pages 24 and 25 the summary financial information required under Item 1010(c) of Regulation M-A, together with additional information, taken directly from our 10-Q reports.

We also have revised the Exchange Offer Statement to incorporate by reference the Company’s financial information through September 30, 2009.  The new summary financial information referred to above includes September 30, 2009 information.

Extension of Exchange Offer; Termination; Amendment, page 32

Please revise your disclosure to state that you will provide appropriate notice of an extension no later than 9:00 a.m. Eastern Time, rather than Pacific Time, on the next business day following the previously scheduled Expiration Date.  See Rule 14e-1(d).  Please similarly revise your definition of “business day” appearing on page 32.

Company’s Response

We have revised pages 3 and 29 of the Exchange Offer Statement accordingly.

Additional Information

In connection with the amended Schedule TO, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO;

•
comments received from the Staff regarding the Schedule TO, or changes to the Schedule TO in response to the Staff’s comments thereto, do not foreclose the SEC from taking any action with respect to the Schedule TO; and

•
the Company may not assert the comments received from the Staff regarding the Schedule TO as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any further questions, please contact me as soon as possible at (888) 785-6691 or via facsimile at 949-753-6897.

Very truly yours,

/s/ MARK CREATURA
Mark Creatura
General Counsel

cc:           Dale E. Short, Esq.